EAT AT JOE’S, LTD.

670 White Plains Road, Suite 120

Scarsdale, NY 10583

Telephone: (914) 725-2700

Facsimile: (914) 725-8663

July 19, 2007

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0406

Attention: Linda Cvrkel, Branch Chief

Re:	Eat at Joe’s, Ltd.
Form 10-KSB for the year ended December 31, 2006
Filed April 2, 2007
File NO. 333-20111

Ladies and Gentlemen;

We have received your comments to our Form 10-KSB for the year ended December 31, 2006 and thank you again for your review to assist and enhance the overall disclosure in our Exchange Act filings. We supplementally respond to all your comments as follows:

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 4- Related Party Transactions, page F-16

1.	We note your disclosure that Joseph Fiore and Berkshire Capital paid expenses on behalf of the company. Please confirm that such expenses are properly reflected in your statement of operations.

Response:	We hereby confirm that all expenses paid by Mr. Fiore and Berkshire Capital are properly reflected in the statements of operations.

2.

Please further explain the agreement with Berkshire Capital Management to utilize the company’s tax loss carryforward to sell Berkshire’s acquired free trading stock in other public companies. It is unclear from your current disclosure how the company’s tax loss carryforward is being used to sell Berkshire’s acquired free trading stock in other public companies and the economic substance underlying such an arrangement. Please advise and revise future filings accordingly. Please explain to us what Berkshire serves to gain from such transactions and tell us the payment terms for the amounts due to Berkshire Capital. We may have further comment upon receipt of your response.

Response:

The written agreement with Berkshire Capital Management provides that Berkshire may from time to time, transfer to Eat at Joe’s Ltd. certain of Berkshire’s free-trading stock in other public companies. Pursuant to the agreement Eat at Joe’s, Ltd. will repay to Berkshire 80% of the sales proceeds of the stock. Said repayments are recorded as current liabilities in the Balance Sheet until paid and are due on demand. The remaining 20% of the sales proceeds is recorded as contributed capital in the Statement of Changes in Stockholders Equity.

Berkshire and Mr. Fiore have historically advanced money to Eat at Joe’s, Ltd. to help cover administrative costs of Eat at Joe’s, Ltd. By entering into this agreement Berkshire can continue to help cover administrative costs through the transfer of its free trading stock in other public companies, the appreciation, if any, of said stock following the transfer, and the subsequent sale of the stock.

Berkshire benefits in that rather than holding on to its stock in other public companies, waiting for it to appreciate, selling the stock, paying any applicable taxes, and then advancing the funds to Eat at Joe’s, Ltd., Eat at Joe’s, Ltd. holds the stock, sells the stock and receives the proceeds from the sale of the stock. Upon the sale of the stock, Eat at Joe’s, Ltd. reports any gain on its taxes which reduce its tax loss carryforward.

With respect to the above comments and responses the undersigned, on behalf of Eat at Joe’s, Ltd. (the “Company”) acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully Submitted,

/s/ Joseph Fiore
Joseph Fiore,

C.E.O., C.F.O., Chairman, Secretary, Director